SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

COMPUTER TASK GROUP, INCORPORATED

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

205477 10 2

(CUSIP Number)

Peter P. Radetich, Esq. General Counsel and Secretary Computer Task Group, Incorporated 800 Delaware Avenue Buffalo, New York 14209 Tel. 716-882-8000 Fax. 716-887-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205477102

1.

Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person:

Computer Task Group, Incorporated Stock Employee Compensation Trust

South Dakota Trust Company LLC, Trustee

Buffalo CTG LLC, Investment Advisor, Distribution Advisor and Trust Protector

I.R.S. Id No. 16-1453664

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: SC
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.
6.	Citizenship or Place of Organization: South Dakota
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 3,304,601
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 3,304,601
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,304,601
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8
14.	Type of Reporting Person: EP, 00

SCHEDULE 13D

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This amendment No. 10 amends the statement on Schedule 13D (the “Statement”) filed by the Trust (defined below) on October 31, 2007 with the Securities and Exchange Commission (the “SEC”), as previously amended by the following amendments:

(1)	Amendment No. 1 filed with the SEC on December 14, 1994;

(2)	Amendment No. 2 filed with the SEC on August 26, 1997;

(3)	Amendment No. 3 filed with the SEC on May 21, 1998;

(4)	Amendment No. 4 filed with the SEC on May 21, 1999;

(5)	Amendment No. 5 filed with the SEC on November 8, 1999;

(6)	Amendment No. 6 filed with the SEC on October 10, 2003;

(7)	Amendment No. 7 filed with the SEC on February 2, 2006;

(8)	Amendment No. 8 filed with the SEC on March 19, 2007; and

(9)	Amendment No. 9 filed with the SEC on October 31, 2007

relating to the Common Stock, $.01 par value (the “Common Stock”) of Computer Task Group, Incorporated, a New York corporation (the “Issuer” or “CTG”). The principal executive offices of the Issuer are located at 800 Delaware Avenue, Buffalo, New York 14209.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is being filed by the Computer Task Group, Incorporated Stock Employee Compensation Trust (the “Trust”), which was created by a trust agreement, dated May 3, 1994, between the Issuer and Thomas R. Beecher, Jr. (“Beecher”), a resident of New York and the trustee of the Trust at that time. Effective as of January 1, 2014, Beecher resigned as trustee of the Trust and South Dakota Trust Company LLC (the “Trustee”) was appointed by the board of directors of the Issuer as trustee and excluded fiduciary of the Trust. The Trustee is a limited liability company organized under the laws of South Dakota and its business address is 201 South Phillips Avenue, Suite 200, Sioux Falls, South Dakota 57104. The Trustee was appointed as a custodial corporate trustee, which has the effect of changing the trust situs from New York to South Dakota.

The administrative provisions of the Trust were modified to allow the Trust to be directed as to investments and distributions and allow for the appointment of a trust protector (the “Administrative Amendments”) pursuant to the Complete Restatement of the Stock Employee Compensation Trust, filed as Exhibit 10.1 to this Amendment (the “Restated Trust Agreement”). The foregoing summary description of the Administrative Amendments is qualified in its entirety by reference to the complete terms of the Restated Trust Agreement.

Buffalo CTG LLC (“Buffalo CTG”) has accepted appointment as the initial investment advisor, initial member of the distribution committee and initial trust protector of the Trust. Buffalo CTG is a limited liability company organized under the laws of South Dakota and its registered address is 201 South Phillips Avenue, Suite 200, Sioux Falls, South Dakota 57104. Thomas R. Beecher, Jr. (“Beecher”), Luke T. Jacobs (“Jacobs”) and Lee C. Wortham (“Wortham”) are the members of Buffalo CTG; Beecher is the manager. Beecher, Jacobs and Wortham, who are all U.S. citizens, are financial advisors in Buffalo, New York with Barrantys LLC. The business address of Beecher, Jacobs and Wortham, is 120 West Tupper Street, Buffalo, New York 14201.

During the last five years, neither the Trust, the Trustee, Buffalo CTG, Beecher, Jacobs, nor Wortham, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

The first and second sentences of the first paragraph of Item 5 are hereby amended and restated as follows:

The Trust beneficially owns 3,304,601shares of Common Stock (the “Shares”) as to which it may be deemed to have sole voting power and shared dispositive power. The Shares constitute 17.8% of the outstanding Common Stock.

The Trust has effected the following transfers of common stock of the Issuer during the 60 days prior to the date hereof: None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is amended and supplemented by the following information:

Effective as of January 1, 2014, the Issuer and the Trustee executed the Restated Trust Agreement in connection with the change in the trustee and the Administrative Amendments described in Item 2 of this Amendment No. 10.

Effective as of January 1, 2014, the Issuer, the Trustee, Buffalo CTG, Beecher, Jacobs and Wortham entered into an Agreement of Representation and Indemnity, filed as Exhibit 10.2 to this Amendment (the “Representation Agreement”). Under the Representation Agreement, among other things, the Issuer agrees to indemnify and advance expenses to the Trustee, Buffalo CTG, Beecher, Jacobs and Wortham in connection with any action, suit or proceeding arising from their status as a trustee or other advisor of the Trust. The foregoing summary description of the Representation Agreement is qualified in its entirety by reference to the complete terms of the Representation Agreement.

Item 7.	Material to be filed as Exhibits.

The following documents are filed as exhibits to this amendment to Schedule 13D:

10.1.	Complete Restatement of the Stock Employee Compensation Trust, dated January 1, 2014, between Computer Task Group, Incorporated and the South Dakota Trust Company LLC, as Trustee.

10.2	Agreement of Representation and Indemnity, dated December 3, 2013, among Computer Task Group, Incorporated, South Dakota Trust Company LLC, Buffalo CTG LLC, Thomas R. Beecher, Jr., Luke T. Jacobs and Lee C. Wortham.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2014	COMPUTER TASK GROUP, INCORPORATED STOCK EMPLOYEE COMPENSATION TRUST

	By:	South Dakota Trust Company LLC, as Trustee

	By:	Buffalo CTG LLC

	By:	/s/ Thomas R. Beecher, Jr.
Thomas R. Beecher, Jr., Manager